Exhibit 99(b)

CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                    Three Months Ended
                                                         March 31,
                                                1999                    1998
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                    $     7,126             $     8,532
      Capitalized Interest                      1,129                     490
      Dividend Requirement on Series B
         Preferred Stock [1]                    3,063                   3,003
      Dividend Requirement on Preferred
         Securities of Subsidiary Trust         1,563                   1,563
      Interest Component of
         Rental Expense [2]                    12,684                   9,863
                                          $    25,565             $    23,451

Earnings:
   Income before Taxes                    $    74,861             $    34,077
   Fixed Charges                               25,565                  23,451
      Capitalized Interest                     (1,129)                   (490)
      Preferred Dividend Requirements [3]      (3,063)                 (3,003)
                                          $    96,234             $    54,035

Ratio of Earnings to Combined Fixed Charges
   and Preferred Stock Dividends:                 3.8x                    2.3x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.